UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Acadia Realty Trust
                       --------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  004239109
                                --------------
                                (CUSIP Number)


                               December 31, 2006
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X| Rule 13d-1(b)

| | Rule 13d-1(c)

| | Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages

CUSIP No.  05564T103

................................................................................

1.      Names of Reporting Persons.

        CLIFFWOOD PARTNERS LLC

        I.R.S. Identification Nos. of above persons (entities only):  95-4648555
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware, United States
.................................................................................
Number of Shares      5.       Sole Voting Power                       None
Beneficially Owned
.................................................................................
by Each Reporting     6.       Shared Voting Power                     1,569,200
Person With
.................................................................................
                      7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                1,569,200
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,569,200
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [   ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        4.94% based on 31,772,000 shares outstanding as of December 31, 2006.
.................................................................................
12.     Type of Reporting Person

        IA
.................................................................................

.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD VALUE EQUITY FUND, L.P.

        I.R.S. Identification Nos. of above persons (entities only): 95-4817104
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware, United States
.................................................................................
                      5.       Sole Voting Power                       None
Number of Shares
.................................................................................
Beneficially Owned    6.       Shared Voting Power                     1,569,200
by Each Reporting
.................................................................................
Person With           7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                1,569,200
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,569,200
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [   ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        4.94% based on 31,772,000 shares outstanding as of December 31, 2006.
.................................................................................
12.     Type of Reporting Person

        PN

.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD VALUE EQUITY FUND II, L.P.

        I.R.S. Identification Nos. of above persons (entities only): 57-1186067
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware, United States
.................................................................................
                      5.       Sole Voting Power                       None
Number of Shares
.................................................................................
Beneficially Owned    6.       Shared Voting Power                     1,569,200
by Each Reporting
.................................................................................
Person With           7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                1,569,200
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,569,200
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [   ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        4.94% based on 31,772,000 shares outstanding as of December 31, 2006.
.................................................................................
12.     Type of Reporting Person

        PN

.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.

        I.R.S. Identification Nos. of above persons (entities only): N/A
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [  ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Cayman Islands, British West Indies
.................................................................................
                      5.       Sole Voting Power                       None
Number of Shares
.................................................................................
Beneficially Owned    6.       Shared Voting Power                     1,569,200
by Each Reporting
.................................................................................
Person With           7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                1,569,200
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,569,200
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [   ]
.................................................................................
11      Percent of Class Represented by Amount in Row (9)

        4.94% based on 31,772,000 shares outstanding as of December 31, 2006.
.................................................................................
12.     Type of Reporting Person

        OO

.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.

        I.R.S. Identification Nos. of above persons (entities only): 95-4789951
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware, United States
.................................................................................
                      5.       Sole Voting Power                       None
Number of Shares
.................................................................................
Beneficially Owned    6.       Shared Voting Power                     1,569,200
by Each Reporting
.................................................................................
Person With           7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                1,569,200
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,569,200
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [   ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        4.94% based on 31,772,000 shares outstanding as of December 31, 2006.
.................................................................................
12.     Type of Reporting Person

        PN

.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD VALUE EQUITY / WB FUND, L.P.

        I.R.S. Identification Nos. of above persons (entities only): 20-3036834
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware, United States
.................................................................................
                      5.       Sole Voting Power                       None
Number of Shares
.................................................................................
Beneficially Owned    6.       Shared Voting Power                     1,569,200
by Each Reporting
.................................................................................
Person With           7.       Sole Dispositive Power                  None

.................................................................................
                      8.       Shared Dispositive Power                1,569,200
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,569,200
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares

        [   ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        4.94% based on 31,772,000 shares outstanding as of December 31, 2006.
.................................................................................
12.     Type of Reporting Person

        PN

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            Acadia Realty Trust (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1311 Mamaroneck Avenue
            Suite 260
            White Plains, NY 10605

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Cliffwood Partners LLC ("Cliffwood Partners");

            ii)   Cliffwood  Value  Equity  Fund, L.P. ("Cliffwood Value Equity
                  Fund");

            iii) Cliffwood Value Equity Fund II, L.P. ("Cliffwood Value Equity Fund II");

            iv) Cliffwood Absolute Return Strategy Ltd. ("Cliffwood Absolute Return Strategy (Cayman)");

            v) Cliffwood Absolute Return Strategy, L.P. ("Cliffwood Absolute Return Strategy"); and

            vi) Cliffwood Value Equity / WB Fund, L.P. ("Cliffwood Value Equity / WB Fund").

            This Statement relates to Shares (as defined herein) that were held for the accounts of Cliffwood Value Equity Fund, Cliffwood Value Equity Fund II, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Oregon Public Employees' Retirement Fund, Swarthmore College, The Common Fund, Guggenheim Trust Company, 1199 Health Care Employees' Retirement Fund, Board of Pensions of Presbyterian Church and Cliffwood Value Equity / WB Fund. Cliffwood Partners serves as the general partner for each of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Value Equity Fund II, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy and Cliffwood Value Equity / WB Fund.

            Cliffwood Partners also serves as the investment manager to each of Cliffwood Value Equity Fund, Cliffwood Value Equity Fund II, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Oregon Public Employees' Retirement Fund, Swarthmore College, The Common Fund, Guggenheim Trust Company, 1199 Health Care Employees' Retirement Fund, Board of Pensions of Presbyterian Church and Cliffwood Value Equity / WB Fund. In such capacities, Cliffwood Partners may be deemed to have voting and dispositive power over the shares held for the accounts of each of Cliffwood Value Equity Fund, Cliffwood Value Equity Fund II, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Oregon Public Employees' Retirement Fund, Swarthmore College, The Common Fund, Guggenheim Trust Company, 1199 Health Care Employees' Retirement Fund, Board of Pensions of Presbyterian Church and Cliffwood Value Equity / WB Fund.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Cliffwood Partners, Cliffwood Value Equity Fund, Cliffwood Value Equity Fund II,
Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy and Cliffwood Value Equity / WB Fund is 11726 San Vicente Boulevard, Suite 600, Los Angeles, California 90049. The address of the principal business office of Cliffwood Absolute Return Strategy (Cayman) is c/o CITCO Fund Services (Cayman Islands) Limited, P.O. Box 31106 SMB, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands.

Item 2(c).  Citizenship:

            i)   Cliffwood  Partners  is a  Delaware limited liability company;

            ii)  Cliffwood Value Equity Fund is a Delaware limited partnership;

            iii) Cliffwood  Value   Equity   Fund  II  is  a  Delaware  limited
                 partnership;

            iv)  Cliffwood   Absolute  Return  Strategy  (Cayman)  is  a Cayman
                 Islands exempted company;

            v) Cliffwood Absolute Return Strategy is a Delaware limited partnership; and

            vi) Cliffwood Value Equity / WB Fund is a Delaware limited partnership.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share (the "Shares")

Item 2(e).  CUSIP Number:

            004239109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)   [ ] Broker  or  dealer  registered  under  Section  15 of the
                      Exchange Act.

            (b)   [ ] Bank  as  defined in Section 3(a)(6) of the Exchange Act.

            (c)   [ ] Insurance  company  as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d)   [ ] Investment  company  registered  under  Section  8 of the
                      Investment Company Act.

            (e)   [X] An   investment   adviser   in   accordance   with   Rule
                      13d-1(b)(1)(ii)(E).

            (f)   [ ] An employee benefit plan or endowment fund in  accordance with Rule 13d-1(b)(1)(ii)(F).


            (g)   [ ] A parent holding company or control person in  accordance with Rule 13d-1(b)(1)(ii)(G).


            (h)   [ ] A savings association as defined in  Section 3(b)  of the
                      Federal Deposit Insurance Act.


            (i)   [ ] A church plan that is excluded from  the definition of an
                      investment   company   under  Section  3(c)(14)  of  the
                      Investment Company Act.


            (j)   [ ] Group,   in   accordance   with  Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            Cliffwood Partners LLC
            Cliffwood Value Equity Fund, L.P.
            Cliffwood Value Equity Fund II, L.P.
            Cliffwood Value Plus Fund, L.P.
            Cliffwood Absolute Return Strategy Ltd.
            Cliffwood Absolute Return Strategy L.P.
            Cliffwood Value Equity / WB Fund, L.P.
            Oregon Public Employee's Retirement Fund
            Swarthmore College
            The Common Fund
            Guggenheim Trust Company
            1199 Health Care Employees' Retirement Fund
            Board of Pensions of Presbyterian Church

            (a)   Amount beneficially owned:

                  Cliffwood Value Equity Fund, L.P. beneficially owns 496,000 shares of common stock; Cliffwood Value Equity Fund II, L.P.; beneficially owns 14,300 shares of common stock; Cliffwood
                  Value Plus Fund, L.P. beneficially owns 30,900 shares of common stock; Cliffwood Absolute Return Strategy Ltd. beneficially owns 24,100 shares of common stock; Cliffwood Absolute Return Strategy, L.P. beneficially owns 200,000 shares of common stock; Cliffwood Value Equity / WB Fund, L.P. beneficially owns 132,500 shares of common stock; Oregon Public Employee's Retirement Fund beneficially owns 205,000 shares of common stock; Swarthmore College beneficially owns 84,900 shares of common stock; The Common Fund beneficially owns 52,800 shares of common stock; Guggenheim Trust Company, beneficially owns 168,100 shares of common stock; 1199 Health Care Employees' Retirement Fund beneficially owns 61,900 shares of common stock; and Board of Pensions of Presbyterian Church beneficially owns 98,700 shares of common stock.

            (b) Percent of Class: 4.94% of the aggregate outstanding shares of that class based upon approximately 31,772,000 common shares of beneficial interest outstanding as of December 31, 2006.

                                  SCHEDULE 13G

            The  sole   power  to  vote  or  direct  the  vote  of  the  entire
shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Equity Fund, L.P., Cliffwood Value Equity Fund II, L.P.,
Cliffwood Value Plus Fund, L.P., Cliffwood Absolute Return Strategy Ltd., Cliffwood Absolute Return Strategy, L.P., Cliffwood Value Equity / WB Fund, L.P., Oregon Public Employee's Retirement Fund's managed account, Swarthmore College's managed account, The Common Fund's managed account, Guggenheim Trust Company's managed account, 1199 Health Care Employees' Retirement Funds's managed account and Board of Pensions of Presbyterian Church's managed account.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the Group:

            Not applicable

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           February 14, 2008
                                                         ----------------------
                                                                 Date

                                                         /s/ Carl B. Tash
                                                         ----------------------
                                                         Carl B. Tash, CEO


CLIFFWOOD PARTNERS LLC

/s/ Carl B. Tash
---------------------------------------------------
         Carl B. Tash, CEO


CLIFFWOOD VALUE EQUITY FUND, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
---------------------------------------------------
         Carl B. Tash, CEO


CLIFFWOOD VALUE EQUITY FUND II, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
---------------------------------------------------
         Carl B. Tash, CEO


CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.
By: Cliffwood Partners LLC, as investment manager

/s/ Carl B. Tash
---------------------------------------------------
         Carl B. Tash, CEO


CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
---------------------------------------------------
         Carl B. Tash, CEO


CLIFFWOOD VALUE EQUITY / WB FUND, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
---------------------------------------------------
         Carl B. Tash, CEO